Mercedes-Benz Auto Lease Trust 2018-B
Investor Report
Collection Period Ended 28-Feb-2019
Page 1 of 6

Amounts in USD

Dates

Collection Period No.	4			
Collection Period (from... to)	1-Feb-2019	28-Feb-2019		
Determination Date	13-Mar-2019			
Record Date	14-Mar-2019			
Payment Date	15-Mar-2019			
Interest Period of the Class A-1 Notes (from... to)	15-Feb-2019	15-Mar-2019	Actual/360 Days	28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 3/15/2019	15-Feb-2019	15-Mar-2019	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	234,000,000.00	122,682,560.38	95,536,499.72	27,146,060.66	116.008806	0.408276
Class A-2 Notes	345,000,000.00	345,000,000.00	345,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	365,000,000.00	365,000,000.00	365,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	90,020,000.00	90,020,000.00	90,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,034,020,000.00**	**922,702,560.38**	**895,556,499.72**	**27,146,060.66**		
Overcollateralization	168,334,911.01	183,359,123.93	183,359,123.93			
Total Securitization Value	**1,202,354,911.01**	**1,106,061,684.31**	**1,078,915,623.65**			
present value of lease payments	468,134,652.21	383,665,410.46	363,025,364.20			
present value of Base Residual Value	734,220,258.80	722,396,273.85	715,890,259.45			

	Amount	Percentage
Initial Overcollateralization Amount	168,334,911.01	14.00%
Target Overcollateralization Amount	183,359,123.93	15.25%
Current Overcollateralization Amount	183,359,123.93	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.716420%	259,200.17	1.107693	27,405,260.83	117.116499
Class A-2 Notes	3.040000%	874,000.00	2.533333	874,000.00	2.533333
Class A-3 Notes	3.210000%	976,375.00	2.675000	976,375.00	2.675000
Class A-4 Notes	3.310000%	248,305.17	2.758333	248,305.17	2.758333
Total		**2,357,880.34**		**$29,503,941.00**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,142,237,165.46	1,045,943,938.76	1,018,797,878.10

Available 2018-B Collections

Lease Payments Received	21,014,961.98
Net Sales Proceeds-early terminations (incl Defaulted Leases)	9,223,312.06
Net Sales Proceeds-scheduled terminations	4,699,912.01
Excess wear and tear included in Net Sales Proceeds	38,220.59
Excess mileage included in Net Sales Proceeds	82,471.21
Subtotal	34,938,186.05
Repurchase Payments	78,787.44
Advances made by the Servicer	0.00
Investment Earnings	62,190.05
Total Available Collections	**35,079,163.54**

Distribution on the Exchange Note

(1) Total Servicing Fee	921,718.07
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.32%)	2,893,778.23
(3) Exchange Note Principal Distributable Amount	27,146,060.66
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	4,117,606.58
Total Distribution	**35,079,163.54**

Available Funds ABS Notes

Total Exchange Note Payments	30,039,838.89
Reserve Account Draw Amount	0.00
Total Available Funds	**30,039,838.89**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	2,357,880.34
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	27,146,060.66
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	535,897.89
Total Distribution	**30,039,838.89**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	921,718.07	921,718.07	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,357,880.34	2,357,880.34	0.00
thereof on Class A-1 Notes	259,200.17	259,200.17	0.00
thereof on Class A-2 Notes	874,000.00	874,000.00	0.00
thereof on Class A-3 Notes	976,375.00	976,375.00	0.00
thereof on Class A-4 Notes	248,305.17	248,305.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,357,880.34	2,357,880.34	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	27,146,060.66	27,146,060.66	0.00
Principal Distribution Amount	27,146,060.66	27,146,060.66	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,005,887.28
Reserve Fund Amount - Beginning Balance	3,005,887.28
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,257.66
minus Net Investment Earnings	5,257.66
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,005,887.28
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,257.66
Net Investment Earnings on the Exchange Note	
Collection Account	56,932.39
Investment Earnings for the Collection Period	62,190.05

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,202,354,911.01	29,542
Securitization Value beginning of Collection Period	1,106,061,684.31	28,445
Principal portion of lease payments	13,640,447.35	
Terminations- Early	7,280,241.83	
Terminations- Scheduled	3,914,655.61	
Repurchase Payment (excluding interest)	78,787.44	
Gross Losses	2,231,928.43	
Securitization Value end of Collection Period	1,078,915,623.65	28,053
Pool Factor	89.73%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.38	20.00
Weighted Average Seasoning (months)	14.51	17.88
Aggregate Base Residual Value	864,523,315.42	817,603,760.14
Cumulative Turn-in Ratio		85.71%
Proportion of base prepayment assumption realized life to date		61.16%
Actual lifetime prepayment speed		0.34%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,076,643,859.48	27,998	99.79%
31-60 Days Delinquent	1,770,889.79	43	0.16%
61-90 Days Delinquent	390,837.73	9	0.04%
91-120 Days Delinquent	110,036.65	3	0.01%
Total	1,078,915,623.65	28,053	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.046%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,094,061.63	29	3,905,438.02	101
Liquidation Proceeds	902,946.77		3,641,373.89	
Recoveries	86,768.98		150,126.31	
Principal Net Credit Loss / (Gain)	104,345.88		113,937.82	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	0.115%			
Prior Collection Period	0.086 %			
Second Prior Collection Period	0.077 %			
Third Prior Collection Period	(0.147%)			
Four Month Average	0.033%			

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value			0.009%	
Average Net Credit Loss / (Gain)			1,128.10	

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	12,332,764.24	362	48,849,266.41	1,384
Sales Proceeds and Other Payments Received	12,352,593.02		51,164,496.69	
Residual Loss / (Gain)	(19,828.78)		(2,315,230.28)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	(0.022)%			
Prior Collection Period	(0.419%)			
Second Prior Collection Period	(0.557%)			
Third Prior Collection Period	(1.395%)			
Four Month Average	(0.598)%			

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value			(0.193)%	
Average Residual Loss / (Gain)			(1,672.85)	